UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On September 18, 2012, China Cord Blood Corporation (the “Company”) entered into a convertible note purchase agreement (the “Note Purchase Agreement”) regarding the proposed issuance and sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes (the “Notes”) which Notes shall be convertible into ordinary shares of $0.0001 par value per share in the capital of the Company (the “Shares”) at a conversion price of $2.838 per share (the “Conversion Price”) with Golden Meditech Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands and currently the Company’s largest shareholder (“GM” or the “Holder”). The purchase of the Notes will close following satisfaction or waiver of all of the closing conditions set forth in the Note Purchase Agreement, as more fully described below.

Terms of the Notes

The Notes will be senior unsecured obligations of the Company, will mature on the fifth anniversary of the issuance date and are not redeemable prior to maturity at the option of the Company. The outstanding principal of the Notes is convertible at any time or times on or after the issuance date until maturity, in whole or any portion which is an integral multiple of $1,000,000, into Shares at the Conversion Price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Notes at the rate of 7% per annum, provided that upon redemption, the Company is obligated to pay a redemption amount calculated to provide a 12% internal rate of return on the unconverted portion of the Notes. From and after the thirtieth day following the occurrence (or immediately in the case of a bankruptcy related event of default), and during the continuance, of an event of default under the Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

Events of default under the Notes include:

•	the suspension from trading or failure of the Shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the Shares to be listed is due to a technological problem;

•	failure to deliver Shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•	failure to pay to the Holder any amount of principal or interest when and as due for a period of at least fifteen days;

•	continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7,000,000 of the Company or any subsidiary (other than with respect to the Notes);

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•	certain events of bankruptcy involving the Company or any subsidiary;

•	breaches of any covenant or other term or condition of the Note in any material respect, for thirty days following the Company having become aware of its occurrence;

•	an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•	a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against the Company or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

Additional payments on the Notes will be made in the event the Company pays any cash dividends in excess of the interest payable on the Notes on an as converted basis for any financial year.

The Notes contain customary ongoing covenants of the Company, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding Notes, provided that no such amendment or waiver may affect the principal or interest payable under the Notes or change the maturity thereof or any conversion or redemption rights to which the Notes are entitled without the affirmative vote or written consent of each holder of the Notes affected thereby.

Closing Conditions

The closing of the issuance of the Notes is conditioned upon the GM board member nominee described below under “—Governance Arrangements” being appointed and GM receiving satisfactory evidence of such appointment and satisfaction or waiver of other customary conditions, including compliance with covenants and the truth and correctness of representations and warranties provided in the Note Purchase Agreement, including that no material adverse effect shall have occurred with respect to the Company and its subsidiaries prior to the closing of the issuance of the Notes, delivery of legal opinions of Cayman Islands, New York, PRC and Hong Kong counsel, NYSE having approved the Company’s application to list ordinary shares issuable upon conversion of the Notes, and the Company receiving an opinion of Cowen and Company (Asia) Limited regarding the fairness of the transaction and the consent of KKR China Healthcare Investment Limited (“KKR”) with respect to the transaction.

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Termination

The Note Purchase Agreement may be terminated at any time prior to closing in certain circumstances, including:

•	by mutual written consent of GM and the Company;

•	by either party if closing does not occur within ninety business days after the signing of the Note Purchase Agreement;

•	by GM if one or more of the pre-closing conditions to GM’s obligation to close has not been fulfilled on or prior to November 16, 2012, or by the Company if one or more of the pre-closing conditions to the Company’s obligation to close has not been fulfilled on or prior to November 16, 2012, as a result of any failure by GM;

•	by GM if the Company is in breach of any of its representations, warranties or material covenants, and such breach is not curable, or has not been cured within 30 days of receipt of notice thereof; or

•	by the Company if GM is in breach of any of its representations, warranties or material covenants, and such breach is not curable, or has not been cured within 30 days of receipt of notice thereof.

Governance Arrangements

Pursuant to the Note Purchase Agreement, so long as the investment value maintained by GM exceeds $20 million (calculated with reference to the Notes and any Shares issued upon conversion thereof), GM will be entitled to designate one of the members of the Company’s board of directors and have access to certain confidential information of the Company. In addition, so long as such investment value is maintained by GM, the Company will not, without the affirmative consent of GM (such matters are referred to hereinafter as the “Veto Rights”):

•	change the scope of the principal business of the Company; approve the development of any new line of business; or enter into any business other than such principal business;

•	except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the Notes or the rights of the holders under the Notes;

•	acquire or dispose of assets other than in the ordinary course of business;

•	enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•	change the size or composition of the board of directors of the Company or the board of directors of any subsidiary or any committee thereof;

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•	approve any budget or business plan of the Company or any material subsidiary or any modification thereto;

•	approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of the board of directors of the Company or the board of directors of any subsidiary;

•	incur any indebtedness (other than amounts payable under the Notes) such that the outstanding indebtedness is in excess of $87 million (or its equivalent in other currencies) in the aggregate for the Company on a consolidated basis;

•	change the Company’s auditors to a firm not considered one of the “Big Four” accounting firms as of the date hereof, or any successor thereto; or

•	redeem or repurchase any equity securities of the Company or any subsidiary except pursuant to the Company’s existing repurchase program.

Registration Rights Agreement

The ordinary shares underlying the Notes and any additional ordinary shares acquired by GM or its affiliates (the “Registrable Securities”) are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) to be entered into between the Company and GM. The Company is required to file a shelf registration statement within 120 days after receipt of a written request from holders of Registrable Securities for such registration, provided the request relates to at least 1 million ordinary shares. In the event that not all of the Registrable Securities are included in the shelf registration statement, the Company may also be required to file one demand registration statements for an aggregate of at least 1 million ordinary shares. If the Company breaches certain of its obligations under the Registration Rights Agreement (including any of those related to the requirement to timely file registration statements and including the ordinary shares issuable upon conversion of the Notes in any applicable registration statement), the Company will be obligated to pay liquidated damages, up to a maximum of 5% of GM’s total investment.

Other Events

On September 18, 2012, the Company issued a press release announcing the entry into an agreement regarding the proposed issuance and sale of the Notes with GM. A copy of the Note Purchase Agreement and the related press release are attached hereto as exhibits 4.1 and 15.1, respectively. The summary description above is qualified in its entirety by reference to the terms of the Note Purchase Agreement, which is incorporated herein by reference.

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Exhibits

Exhibit No.	Description

4.1	Convertible Note Purchase Agreement, dated September 18, 2012.

15.1	Press Release regarding entry into Convertible Note Purchase Agreement dated September 18, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: September 18, 2012